Room 4561
						August 30, 2005



Mr. Edward J. Borey
President and Chief Executive Officer
Watchguard Technologies, Inc.
505 Fifth Avenue South
Suite 500
Seattle, WA  98104-3892

Re:	Watchguard Technologies, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	Form 8-K filed August 3, 2005
	File No. 000-26819

Dear Mr. Borey:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 - Accounting Policies

Revenue Recognition, page 69

1. Tell us more about the nature and terms of the "subscriptions for related software options and services" that are sold in connection with your Firebox product offerings. Tell us whether these elements involve hosting services or subscriptions for software.

Note 2.    Accounting for Goodwill and Intangibles with Definite
Lives, page 74

2. Disclosure on page 74 indicates that you assess goodwill for impairment on an annual basis as of October 1. Describe more fully your process for assessing impairment of goodwill. Your response should address the following:

a) The number of reporting units and amount of goodwill allocated to each reporting unit.
b) How you considered the operating losses and cash used in operations either by reporting unit or on an entity-wide basis in determining goodwill was not impaired at December 31, 2004.
c) How your decision to maintain a full valuation allowance on deferred taxes in 2004, which would appear to indicate that you do not expect to have income in the future, is consistent with your assessment that goodwill is not impaired.
d) How goodwill of approximately $38 million relating to the 2002 acquisition of Rapidstream was allocated to reporting units and how that goodwill was considered in your impairment assessment.

Form 8-K filed on August 3, 2005

3. Tell us what consideration you have given to including the disclosures required by Item 10(e)(1)(i)(B) (C) and (D) of Regulation
S-K and Questions 8 and 9 of the FAQ Regarding the Use of Non-GAAP Financial Measures. Specifically, tell us what consideration you gave to disclosing the reason why you believe that presentation of the non-GAAP financial measures provide useful information to investors and, to the extent material, the additional purposes(s) for which you use the non-GAAP financial measure. Such disclosures regarding the usefulness of the non-GAAP measures should separately address each of the measures created by your presentation of a non-
GAAP statement of operations (i.e. non-GAAP cost of revenues, non-GAAP gross margin, non-GAAP total operating expenses, non-GAAP operating loss and non-GAAP loss before income taxes). For example, you have not explained why the "non-GAAP operating loss" is an appropriate measure of performance when it excludes stock-based compensation charges and amortization of other intangibles. Explain how such measures are useful in assessing performance given that the excluded items appear to be essential to that assessment. Please explain to us how you considered separately addressing these disclosure requirements for each non-GAAP measure in your current presentation.

******

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. A detailed cover letter greatly facilitates our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact April Coleman, Staff Accountant, at (202)
551-
3458, Thomas Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,



      Kathleen Collins
							Accounting Branch Chief
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Mr. Edward J. Borey
Watchguard Technologies, Inc.
August 30, 2005
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